U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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1.   Name and Address of Reporting Person*

Green                                   Eric                    A.
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   (Last)                            (First)              (Middle)
c/o J.P. Morgan Partners, LLC
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                        New York                        10020
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   (City)                            (State)                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)

April 1, 2001
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Issuer Name and Ticker or Trading Symbol

Hanger Orthopedic Group, Inc. ("HGR")
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5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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6.   If Amendment, Date of Original (Month/Day/Year)

April 10, 2001
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7.   Individual or Joint/Group Filing  (Check applicable line)

     [X]  Form Filed by One Reporting Person

     [_]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 4)
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Common Stock                               796,039                    I                    (FN 1)
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*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 3-07/99)


FORM 3 (continued)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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Warrants
(right to purchase)       8/6/91     12/31/01        Common Stock           225,914           $4.16          I              (FN 1)
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Warrants
(right to purchase)       11/5/91    12/31/01        Common Stock           244,735           $7.65          I              (FN 1)
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Warrants
(right to purchase)       11/1/96    11/1/04         Common Stock          150,818           $6.38          I              (FN 1)
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Warrants
(right to purchase)       11/1/96    11/1/04         Common Stock          209,182            $4.01          I              (FN 1)
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7% Redeemable                                        Non-Voting
Preferred Stock           Immed                      Common Stock          3,030,303          $16.50         I              (FN 1)
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Explanation of Responses:


(1) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), a portion of which may be deemed attributable to the reporting person because the reporting person is a limited partner of JPMP Master Fund Manager, L.P.("MF Manager"), the general partner of JPM BHCA. The actual pro rata portion of such beneficial ownership that may be deemed attributable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within JPM BHCA and MF Manager.


 /s/ Eric A. Green                                              5/10/01
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     Eric A. Green                                               Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.